Filed Pursuant to Rule 433
Registration Statement No. 333-177923
February 26, 2013

JPMorgan Alerian MLP Index ETN (NYSE: AMJ)1
Structure: Exchange Traded Note
Assets Under Management: $5.5 billion
Avg Daily Volume: 1,468,650 Notes ($61 million)

Average daily volume is for the month of January 2013. Alerian and its affiliates do not sponsor, endorse, sell, promote, or manage any investment fund or other vehicle that is offered by third parties and that seeks to provide an investment return based on the returns of any Alerian index.

JPMorgan Alerian MLP Index ETN Risk Disclosures
The ETNs may result in a loss. The ETNs may not have an active trading market and may not continue to be listed over their term. The ETNs are subject to a maximum issuance limitation of 129,000,000 number of ETNs, which may cause the ETNs to trade at a premium to its intraday indicative value. Investors that pay a premium for the ETNs may incur a substantial loss if they sell the ETNs when some or all of the premium is no longer present. The payment at maturity or upon early repurchase of the ETNs will be based on the VWAP Level of the Index and not on the closing level of the Index. The VWAP Level of the Index will most likely differ from the closing level of the Index or the intraday indicative value. The coupon payments on the ETNs will be variable and may be zero. The Accrued Tracking Fee of 0.85 percent per annum reduces the potential coupons and/or the payment at maturity or upon early repurchase. The Issuer’s obligation to repurchase the ETNs is on a weekly basis and is subject to substantial minimum size restrictions. You will not know how much you will receive upon early repurchase at the time that you elect JPMorgan to repurchase your ETNs. The risks identified above are not exhaustive. You should also review carefully the related “Risk Factors” section of the relevant product supplement and the “Selected Risk Considerations” in the relevant pricing supplement.

SEC Legend: JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the SEC for any offerings to which these materials relate. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus and each prospectus supplement as well as any product supplement, pricing supplement and term sheet if you so request by calling toll-free 800-576-3529.

1 JPMorgan Alerian MLP Index ETN Risk Disclosure
The ETNs are exposed to the credit risk of JPMorgan Chase & Co. All remaining ETNs authorized for issuance were issued on June 19, 2012. Additional disclosures are located on the reverse side.